06004470

AB 3/14/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35381

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH, D.C. 209 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BOSC, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, 9 NE
(No. and Street)

Tulsa,	**OK**	**74103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Michelle Davidson **918-588-6429**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young, LLP
(Name – *of individual, state last, first, middle name*)

One Williams Center, Suite 1700	Tulsa,	OK	74172
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 26 2006 THOMSON FINANCIAL

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Dawn Michelle Davidson______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___BOSC, Inc. ____, as of _____December 31_________________________, 20__05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal___________
Title

Notary Public

Notary Public Oklahoma
OFFICIAL SEAL
LORENE WILSON
TULSA COUNTY
COMMISSION #02001934
Comm. Exp. 03-12-2006

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSC, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company) as of December 31, 2005, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Tulsa, Oklahoma
February 17, 2006

0602-0709544

BOSC, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Current assets:	
Cash and cash equivalents, interest bearing, non-affiliate	$ 455
Cash on deposit with affiliate	897,736
Cash and cash equivalents, customer reserve accounts	432,013
Accounts receivable – broker/dealer	7,961,388
Commissions receivable – broker/dealer	1,226,966
Interest receivable	89,834
Prepaid expenses	220,362
Current portion of notes receivable – employees	463,810
Income taxes receivable from affiliate	381,149
Securities owned, at market value	9,664,564
Total current assets	21,338,277
Fixed assets, at cost:	
Furniture, fixtures, and equipment	768,210
Software	613,068
	1,381,278
Accumulated depreciation and amortization	(860,941)
	520,337
Notes receivable – employees	917,638
Deferred tax asset	565,985
Security deposits	100,000
Margin deposits	1,939,472
Total assets	$ 25,381,709
Liabilities and stockholder's equity	
Current liabilities:	
Accrued operating expenses	$ 1,500,044
Due to affiliate	2,032,146
Due to affiliate – line of credit	5,291,662
Accounts payable – broker/dealer	5,418,342
Securities sold, not yet purchased	384,475
Total current liabilities	14,626,669
Stockholder's equity:	
Common stock, $10 par value – authorized and issued 2,500 shares	25,000
Additional paid-in capital	11,873,597
Retained deficit	(1,143,557)
Total stockholder's equity	10,755,040
Total liabilities and stockholder's equity	$ 25,381,709

See accompanying notes.

0602-0709544

BOSC, Inc.

Statement of Operations

Year ended December 31, 2005

Revenue:	
Trading gains and losses	$ 8,611,605
Brokerage fees and commissions	12,263,213
Public finance fees and commissions	4,126,396
Interest income	422,241
	25,423,455
Expenses:	
Interest	202,346
Personnel expense	17,173,370
Business promotion	971,755
Safekeeping expense	926,001
Data processing	563,990
Professional fees	32,726
Administrative expense	394,323
Occupancy costs	189,354
Communication cost	36,732
Equipment	995,706
Depreciation and amortization	256,951
Recruiting expenses	79,542
Miscellaneous, insurance and license expense	292,355
Losses and other expenses	168,562
Affiliate allocated expenses	5,258,495
	27,542,208
Net loss before income tax benefit	(2,118,753)
Income tax benefit	869,781
Net loss	$ (1,248,972)

See accompanying notes.

BOSC, Inc.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2005

Subordinated borrowings at January 1, 2005	$	–
Increases		–
Decreases		–
Subordinated borrowings at December 31, 2005	$	–

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Par Value			
Balance at December 31, 2004	2,500	$ 25,000	$ 9,711,773	$ 105,415	$ 9,842,188
Net loss	–	–	–	(1,248,972)	(1,248,972)
Capital infusion by parent company	–	–	2,000,000	–	2,000,000
Capital provided by stock based compensation	–	–	52,059	–	52,059
Tax benefit on exercise of stock options	–	–	109,765	–	109,765
Balance at December 31, 2005	2,500	$ 25,000	$11,873,597	$(1,143,557)	$10,755,040

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (1,248,972)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	256,951
Tax benefit on exercise of stock options	109,765
Stock-based compensation	52,059
(Increase) decrease in operating assets:	
Cash and cash equivalents, customer reserve accounts	(5,171)
Accounts receivable – broker/dealer	4,805,775
Commissions receivable – broker/dealer	(210,758)
Interest receivable	(57,046)
Prepaid expenses	(73,515)
Income taxes receivable from affiliate	(299,621)
Securities owned, at market value	(2,684,575)
Notes receivable – employees	336,547
Deferred tax asset	55,899
Margin deposits	(439,472)
Increase (decrease) in operating liabilities:	
Accrued operating expenses	(121,081)
Due to affiliate	1,476,070
Due to affiliate – line of credit	5,291,660
Accounts payable – broker/dealer	(9,655,880)
Securities sold, not yet purchased	(344,098)
Net cash used in operating activities	(2,755,463)
Cash flows from investing activities	
Purchases of furniture, fixtures, and equipment	(108,267)
Cash flows from financing activities	
Capital infusion from parent company	2,000,000
Net decrease in cash and cash equivalents	(863,730)
Cash and cash equivalents at January 1, 2005	1,761,921
Cash and cash equivalents at December 31, 2005	$ 898,191
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 202,346
Cash received for taxes	$ 730,079

See accompanying notes.

1. Organization and Description of Business

BOSC, Inc. (BOSC or the Company) is a wholly owned subsidiary of BOK Financial Corporation (BOKF), a financial holding company. BOSC is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the National Association of Securities Dealers, Inc. (NASD). BOSC is also registered as a broker/dealer and regulated by all fifty states and exercises authority under Section 4(k) of the Bank Holding Company Act.

BOSC is a full-service securities firm with expertise in public and municipal finance and private placements. The Company engages in retail and institutional securities sales and municipal underwriting. BOSC, as a general securities broker/dealer, offers mutual funds, unit investment trust, variable annuities, fixed income, equity securities and financial advisory services through financial consultants in a network of branch offices located primarily within affiliated banks in Oklahoma, Texas, Arkansas, New Mexico and Colorado. As a bank affiliated broker/dealer, BOSC discloses to clients and potential clients its relationship with BOKF and that investments (1) are not insured by the Federal Deposit Insurance Corporation (FDIC), (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate and (3) are subject to risks, including possible loss of principal invested.

BOSC does not maintain custody of customer funds and securities. While BOSC is a fully clearing broker/dealer, it currently uses two clearing firms (clearing broker/dealer): Pershing, LLC (Pershing), a wholly owned subsidiary of Bank of New York; and Bank of Oklahoma, N.A. (BOK), a subsidiary of BOKF, for custody of customer funds and securities. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing. Fixed income trades for institutional customers are cleared through BOK on a fully clearing basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

BOSC considers all short-term, highly liquid investments with an original maturity when acquired of 90 days or less to be cash equivalents. Cash equivalents exclude customer reserve accounts.

Cash and Cash Equivalents, Customer Reserve Accounts

As required by Rule 15c3-3 of the Act, BOSC segregates assets into special customer reserve accounts. Cash equivalents exclude customer reserve accounts.

Depreciation and Amortization

Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Accounts Receivable or Accounts Payable – Broker/Dealer

BOSC records securities transactions on the trade date. Accounts receivable from or payable to broker/dealer is recognized for these transactions pending settlement. These transactions may include sales of securities not yet owned by BOSC.

Commissions Receivable – Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectibility of those receivables. Amounts not collected after 90 days are generally written off.

2. Summary of Significant Accounting Policies (continued)

Notes Payable to Affiliate

BOSC has two revolving lines of credit with BOK of $30 million and $50 million. As of December 31, 2005, $5,291,662 was drawn on the $30 million line of credit. There was no amount drawn on the $50 million line of credit. Any outstanding amounts under the $30 million line must be fully collateralized by qualifying securities. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries. For both lines, interest is based on the 30-day LIBOR rate plus 1.49% and is paid monthly. Both lines expire on November 30, 2006. It is anticipated both lines will be renewed with substantially the same terms.

Line of Credit

BOSC has an undefined day loan line of credit with the Bank of New York bearing an interest rate of 1%. No amount was outstanding at December 31, 2005. Any outstanding amounts under this line are collateralized by securities underwritten and held by BOSC.

Securities Owned

The fair values of securities owned are based on quoted market prices or dealer quotes, when available.

Revenue Recognition

BOSC receives a percentage of commissions that the clearing broker/dealer charges the customers, as described in the clearing contract. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC. See Footnote 8, Commitments and Contingencies, for more information about the indemnification.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

Fees include gains, losses and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. These are recognized at the time the underwriting is complete and the income is reasonably determinable.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

BOSC is included in the consolidated income tax return filed by the parent, BOKF. Pursuant to a tax sharing agreement between BOSC and BOKF, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from BOKF.

Notes Receivable – Employees

BOSC grants loans to certain employees as part of their compensation package. The loans are for periods up to five years and require annual payments of principal and interest. Interest is based on the prime rate. The annual principal and interest due may be forgiven if the employee meets predetermined performance criteria. The outstanding loan balances are reduced and compensation expense is recognized by an estimate of the amount of principal and interest that may be forgiven.

3. Net Capital Requirements

BOSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1.

At December 31, 2005, BOSC's net capital position was as follows:

Net capital	$6,835,681
Net capital required	825,716
Excess capital	$6,009,965
Net capital ratio	181%

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

4. Security Deposits

Security deposits consist of cash on deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement and good faith deposits for municipal issues.

5. Margin Deposits

Margin deposits consist of cash on deposit against margin with Pershing in the firm preferred stock trading account. In 2004, BOSC began buying and holding preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and as such requires a 50% deposit against the margin balance. Any unused margin balance at Pershing earns credit interest based on Pershing's money market rate, which was 1.65% at December 31, 2005.

6. Related Party Transactions

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors and other BOKF subsidiaries and affiliates (collectively referred to as "related parties") in the ordinary course of business under substantially the same terms as comparable third-party broker/dealer arrangements.

Due to affiliate primarily consists of amounts due BOK for reimbursement of BOSC operating expenses paid to third parties by BOK. BOSC's performance is guaranteed by a pledge of cash collateral by BOKF.

In 2005, BOSC incurred $5,258,495 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOK.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2005:

	Owned	Sold, not yet Purchased
Obligations of the U.S. Government or its agencies	$ 1,128,235	$ –
State and municipal obligations	7,015,957	–
Other corporate obligations	1,263,403	384,475
Preferred stock	256,969	–
	$ 9,664,564	$ 384,475

7. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represent obligations of BOSC to deliver the specified security at the contract price, and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in market risk, as BOSC's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

8. Commitments and Contingencies

BOSC is an introducing broker to Pershing for retail equity investment transactions. As such, it has indemnified Pershing against potential losses due to a customer's failure to settle a transaction or to repay a margin loan. Equity transactions are settled within three business days of trade date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, Credit by Brokers and Dealers. The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. At December 31, 2005, the total amount of customer balances subject to indemnification was approximately $1,513,920. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's statement of financial condition to reflect this contingent liability based on an assessment of probable loss.

9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income taxes principally relate to depreciation and amortization, accrued liabilities and pre-paid expenses. The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2005 is as follows:

	Amount	Percent
Tax benefit at U.S. statutory rate	$ (741,564)	(35)
State income tax, net of federal tax benefit	(58,602)	(3)
Tax exempt revenue	(55,309)	(2)
Meals and entertainment	43,572	2
Other	(57,878)	(2)
Total income tax benefit	$ (869,781)	(40)

Significant components of the income tax provision for the year ended December 31, 2005 are as follows:

Current:	
Federal	$ (733,233)
State	(116,436)
Total current	(849,669)
Deferred:	
Federal	(18,096)
State	(2,016)
Total deferred	(20,112)
Total income tax benefit	$ (869,781)

10. Employee Benefits

BOSC employees who satisfy certain age and service requirements participate in BOKF's defined-benefit cash balance pension plan. Benefits under this plan are generally based on base pay, years of service and age at entry into the plan. Employees vest in the plan over five years. Plan assets consist primarily of shares in the American Performance Balanced Fund. The typical portfolio mix of this fund is approximately 60% equities and 40% bonds. Employer contribution to the plan totaled $6.3 million during 2005, based on the maximum deductible amounts. At December 31, 2005, the fair value of plan assets exceeded the projected benefit obligation by approximately $1.3 million. Plan assets are not segregated or restricted to provide benefits solely to BOSC employees. Projected benefit obligation of the plan, which equals accumulated benefit obligation, is not separately determined for BOSC employees.

BOSC employees who satisfy certain service requirements may participate in BOKF's defined-contribution thrift plan. Employee contributions are matched by the Company up to 5% of base pay. The employer's matching contribution is based on years of service and vests over five years. Participants may direct their investments to a variety of options, including a BOK Financial common stock fund.

BOSC incurred total expenses of $2,039,320 from these plans in 2005.

During the fourth quarter of 2005, modifications to the pension and thrift plans were approved. These modifications, which will become effective April 1, 2006, include enhanced benefits to the thrift plan and curtailment of accruals for future service in the pension plan. The net effect of these modifications is not expected to have a significant effect on future periods.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. BOKF recognized stock-based compensation expense of $5,522,784, including $76,767, which was allocated to BOSC.

Supplemental Information

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2005

Net Capital	
Stockholder's equity	$10,755,040
Deduct ownership equity not allowable for net capital	–
Total ownership equity qualified for net capital	10,755,040
Nonallowable assets:	
Prepaid expenses	220,362
Notes receivable	1,381,448
Unsecured commissions receivable – broker/dealer	359,726
Fixed assets	520,337
Income taxes receivable from affiliate	381,149
Deferred tax asset	565,985
Total non-allowable assets	3,429,007
Net capital before haircuts	7,326,033
Haircuts on securities	490,352
Net capital	$ 6,835,681
Computation of basic net capital requirement	
Minimum net capital required (1/15 of aggregate indebtedness)	$ 825,716
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 825,716
Excess net capital	$ 6,009,965
Computation of aggregate indebtedness	
Total aggregate indebtedness	$12,385,739
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	–
Total aggregate indebtedness	$12,385,739
Percentage of aggregate indebtedness to net capital	181%

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

Year ended December 31, 2005

Reconciliation with Company's computation

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,838,737
Post-closing adjustments	(3,056)
Net capital per above	$ 6,835,681
Total aggregate indebtedness liabilities, as reported in Company's Part II (unaudited) FOCUS report	$12,382,361
Post-closing audit adjustments	3,378
Total aggregate indebtedness per above	$12,385,739

Schedule II

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2005

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	–
Monies borrowed collateralized by securities carried for the accounts of customers		–
Monies payable against customers' securities loaned		–
Customers' securities failed to receive		3,561,887
Credit balances in firm accounts that are attributable to principal sales to customers		1,347,027
Market value of short security count differences over thirty calendar days old		–
Market value of short securities and credits in all suspense accounts over 7 business days		–
Other		–
Total credits	$	4,908,914
Debit balances:		
Debit balances in customers' accounts	$	3,286,865
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than 30 calendar days		1,605,062
Total debits		4,891,927
Excess of total credits over total debits	$	16,987

0602-0709544

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

Year ended December 31, 2005

Reserve computation –	
105% of excess of total credits over total debits	$ 17,836
Amount on deposit	$ 432,013

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2005

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	$ –
A. Number of items	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$ –
A. Number of items	–

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year ended December 31, 2005

Segregation Requirements	
Net ledger balance:	
Cash	$ –
Securities (at market)	–
Net unrealized loss in open futures contracts traded on a contract market	–
Exchange traded options:	
Add market value of open option contracts purchased on a contract market	–
Deduct market value of open option contracts granted (sold) on a contract market	–
Net equity	–
Accounts liquidating to a deficit and accounts with debit balances – gross amount	–
Less amount offset against U.S. Treasury obligations owned by particular customers	–
Amount required to be segregated	$ –
Funds on Segregated Accounts	
Deposited in segregated funds bank accounts:	
Cash	$ –
Securities representing investments of customer funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Net equities with other FCMS:	
Net liquidating equity	–
Securities representing investments of customer funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	–
Excess funds in segregation	$ –

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (continued)

Year ended December 31, 2005

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BOSC, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e),

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

4. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Tulsa, Oklahoma
February 17, 2006